PricewaterhouseCoopers LLP, 301 Grant Street, Pittsburgh, Pennsylvania 15219 T: (412) 355 6000, www.pwc.com/us August 2, 2024 Board of Directors of The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, PA 15222 Dear Directors: We are providing this letter to you for inclusion as an exhibit to The PNC Financial Service Group, Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) pursuant to Item 601 of Regulation S-K. We have been provided a copy of the Company’s Form 10-Q. Note 1 therein describes a change in accounting principle from classifying Interest-earning deposits with banks as an earning asset to classifying Interest-earning deposits with banks as Cash and Cash Equivalents when reconciling on the Statement of Cash Flows. It should be understood that the preferability of one acceptable method of accounting over another for the classification of Interest-earning deposits has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections. We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2023. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change. Very truly yours, PricewaterhouseCoopers LLP Pittsburgh, Pennsylvania Exhibit 18